SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: October 19, 2005	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Ends Patient Treatment in
Canadian Phase I Recurrent Malignant Glioma Clinical Trial
CALGARY, AB, — October 19, 2005 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that it has ended patient treatment in its Canadian Phase I clinical trial investigating the use of REOLYSIN® to treat patients with recurrent malignant glioma. A total of twelve patients were treated in the study at dosages of 107, 108, and 109 TCID50. A maximum tolerated dose was not reached over this dosage range and REOLYSIN® appears to have been well tolerated by the patients. The principal investigator of the trial, Dr. Peter Forsyth (University of Calgary and the Tom Baker Cancer Centre, Calgary, Alberta) and Oncolytics will present further information on the trial when final results are available.
“We will continue investigating the use of REOLYSIN® as a monotherapy to treat patients with recurrent malignant glioma in our U.S. malignant glioma clinical trial. The U.S. study employs an alternative method of product delivery using product made with our current manufacturing process,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Our future plans are to investigate the use of REOLYSIN® in Phase II studies for malignant glioma in combination with both chemotherapeutics and radiation therapy.”
Determination of the safety of REOLYSIN® was the primary purpose of this Canadian Phase I study. The study examined the use of a single, intratumoural injection of REOLYSIN®, delivered using imaging-guided surgery, in patients with malignant gliomas that had recurred despite other treatments, including surgery and radiation therapy. After treatment with REOLYSIN®, the Phase I patients are monitored and evaluated for safety for a period of six months. The Company previously reported that REOLYSIN® appeared to be well tolerated when surgically delivered into the brain during the treatment of the first six patients enrolled in the study.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells that are derived from many types of cancer including breast, bladder, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Previous Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the results of the Canadian Phase I recurrent malignant glioma clinical trial and the US Phase 1/II trial investigating delivery of REOLYSIN® for recurrent malignant gliomas, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group
Dr. Brad Thompson	Joanna Longo
210, 1167 Kensington Cr NW	20 Toronto Street
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233
Fax: 403.283.0858	Fax: 416.815.0080
www.oncolyticsbiotech.com	jlongo@equicomgroup.com

The Investor Relations Group	RenMark Financial Communications
John Nesbett or Damian McIntosh	John Boidman
11 Stone Street, 3rd Floor	2080 Rene Levesque Blvd. W.
New York, NY 10004	Montreal, PQ H3H 1R6
Tel: 212.825.3210	Tel: 514.939.3989
Fax: 212.825.3229	Fax: 514.939.3717
dmcintosh@investorrelationsgroup.com	jboidman@renmarkfinancial.com